ROYCE MICRO-CAP TRUST, INC.

At the 2017 Annual Meeting of Stockholders held on September 28, 2017, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Stephen L. Isaacs	33,915,596	430,464
Christopher D. Clark	34,044,756	301,304
Christopher C. Grisanti	33,919,361	426,699